

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

Via E-mail
Weijie Ma
Co-President and acting Chief Financial Officer
Leju Holdings Limited
15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home
Dongcheng District, Beijing 100022
People's Republic of China

> **Re:** **Leju Holdings Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 26, 2014**
> **CIK No. 0001596856**

Dear Mr. Ma:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Our PRC subsidiaries and consolidated VIEs are subject to restrictions . . ., page 40

1. We note your disclosure that you rely on dividends from your PRC subsidiaries for your cash and financing requirements, such as funds necessary to pay dividends and other cash distributions to your shareholders and to service debt. We also note your disclosure that you have not received any dividend payments or other distributions from your PRC subsidiaries and do not expect to receive any dividend payments or distributions from your PRC subsidiaries in the future. Please clarify and address how this will impact your future liquidity within Management's Discussion and Analysis of Financial Condition and Results of Operations.

2.   We note your revised disclosure on page 41 that if your PRC subsidiaries and consolidated VIEs incur debt in the future, the debt instruments may restrict the ability of your PRC subsidiaries to pay dividends to you and may restrict your VIEs from paying service fees to you. Please clarify whether your PRC subsidiaries and consolidated VIEs currently plan to incur debt. Additionally, please clarify whether your contractual arrangements with your VIEs enable you to prevent them from entering into debt arrangements that could be detrimental to you.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities…, page 41

3.   We note your disclosure that you may make loans to your consolidated PRC subsidiaries and consolidated VIEs or may make additional capital contributions to your PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements. Additionally, we note that you are currently unable to extend loans to your PRC subsidiaries. Please address how these circumstances will impact your liquidity within Management's Discussion and Analysis of Financial Condition and Results of Operations.

Foreign ownership of the real estate agency and brokerage business..., page 45

4.   We note your disclosure here and elsewhere that City Rehouse has not obtained approval from the PRC Ministry of Commerce to provide real estate agency and brokerage services. Please clarify whether you intend to seek such approval, and if not, please explain why you do not intend to seek such approval.

Corporate History and Structure, page 65

5.   We note your response to comment 20 of our letter dated February 18, 2014. Please make clear how you are able to have City Rehouse as a wholly-owned subsidiary considering your statement in note 2 on page 66 that it and all its subsidiaries fall in the restricted category of foreign investment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 75

Critical Accounting Policies, page 81

Revenue Recognition, page 81

6.   Please update the discussion of e-commerce revenues to reflect the changes made within the financial statements on page F-19.

7.   We note your response to our prior comment 45. Please disclose in your amended filing the total amount of revenue earned by the Group related to agreements that have been accounted for as multiple element arrangements by E-House. Additionally, please include similar disclosure in your financial statements.

Variable Interest Entities, page 83

8.   We have reviewed your response to prior comment 22. In your amended filing please include a table that presents separately the revenues and associated expenses and total assets for those entities that are apart from the VIEs and the VIEs themselves for each period presented in the financial statements.

9.   In your amended filing please disclose the amount of cash held in USD and RMB for the periods presented in the financial statements.

Directors and Executive Officers, page 127

10.   We note your disclosure regarding Mr. Cheng's forthcoming appointment as your Executive Director. Please clarify Mr. Cheng's responsibilities as Executive Director, and whether Mr. Cheng will serve as both an executive officer and as a director.

Financial Statements

1.Organization and Principal Activities, page F-8

11.   We note your disclosure that as part of the reorganization, the secondary real estate brokerage services of City Rehouse have been transferred to entities outside the Group. Please clarify how this disclosure is consistent with footnote (2) on page 6 and the diagram that illustrates the company's corporate structure as of the date of your prospectus.

2. Summary of Principal Accounting Policies, page F-10

(n) Revenue recognition, page F-18

12.   We note your response to prior comment 44. Please revise your disclosure to clarify that property viewing and online deposit payments supporting services are provided free of charge in connection with the sale of discount coupons and online property auctions. Include similar disclosure within Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in

the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance
with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend
to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

        You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Robert
Telewicz, Senior Staff Accountant, at (202) 551-3438 if you have questions regarding comments
on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at
(202) 551-3466 or me at (202) 551-3404 with any other questions.

                                        Sincerely,

                                        /s/ Kristina Aberg

                                        Kristina Aberg
                                        Attorney-Advisor

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom